UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): February 4, 2021

WORLD TREE USA, LLC
(Exact name of issuer as specified in its charter)

Nevada	37-1785781
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2361 Rosecrans Ave., Suite 475, El Segundo, CA 90245
(Full mailing address of principal executive offices)

888-693-8733
(Issuer’s telephone number, including area code)

Series A 2020 Eco-Tree Units
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Adoption of Second Amended and Restated Operating Agreement and Unit Designations

On February 4, 2021, the manager and sole voting member of World Tree USA, LLC (the “Company”) approved the adoption of the Second Amended and Restated Operating Agreement and Unit Designations of the Company. The Second Amended and Restated Operating Agreement and Unit Designations were adopted to more clearly provide for the rights of holders of its designated Non-Voting Series A Units purchased in offerings under Rule 506 of Regulation D, Regulation Crowdfunding, and Regulation A. The Company is of the belief that the adopted agreement and unit designations do not materially modify rights of security holders, and that no vote was required of the Non-Voting Series A Unit holders for adoption.

EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description of Exhibit
2.2	Second Amended and Restated Operating Agreement of World Tree USA, LLC
3.1	World Tree Series B Unit Designation
3.2	World Tree Series A 2016 Eco-Tree Unit Designation
3.3	World Tree Series A 2018 Eco-Tree Unit Designation
3.4	World Tree Series A 2020 Eco-Tree Unit Designation

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 10, 2021.

World Tree USA, LLC

By:	/s/ Doug Willmore
Name:	Doug Willmore
Title:	Chief Executive Officer

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